

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 18, 2016

Tomoo Yoshida
Chief Executive Officer
Exceed World, Inc.
1-2-38-8F, Esaka-cho,
Suita-shi, Osaka 564-0063, Japan

>   **Re: Exceed World, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed April 21, 2016**
>   **File No. 333-210848**

Dear Mr. Yoshida:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Given the nature of the offering and your relationship to the selling shareholders, it appears that the transaction is a primary offering to the public with the selling shareholders acting as underwriters. Please revise your disclosure to identify your selling shareholders as underwriters in the appropriate sections of your registration statement.

2.   You appear to be a shell company as that term is defined in Securities Act Rule 405 of Regulation C. In this regard, we note that you have nominal operations, nominal assets and no revenues to date. Please revise your cover page to disclose that you are a shell company and add a risk factor that highlights the consequences of shell company status.

Prospectus Cover Page

3.   Please revise your cover page to indicate that Mr. Yoshida will continue to have a controlling interest in the company following the offering.

Prospectus Summary, page 1

4.   Please revise your summary to include a brief description of your intended business. Please ensure that your business summary clearly states that you have no customers and no revenues to date and that you have not otherwise meaningfully commenced your proposed business operations. In addition, your discussion should include your intended business strategy, the time frame for implementing future plans, the steps involved, the associated costs and any obstacles before you can commence operations.

Risk Factors, page 8

5.   We note your disclosure elsewhere in your registration statement that Mr. Yoshida is currently funding the company but that he has no obligation to do so. Please add a risk factor indicating that Mr. Yoshida is under no obligation to fund the company and address the consequences if Mr. Yoshida ceases funding.

6.   It appears that you plan to sell various supplements to consumers. Please include a risk factor disclosing any side effects of your products.

7.   You include two risk factors regarding pending agreements with Exceed Japan Co and Aju Co. Please revise to include more detail regarding these pending agreements and explain why these agreements are material to your business and when you anticipate finalizing such agreements.

Description of Business, page 13

8.   Please describe in greater detail your plans for obtaining a storefront or developing an online retail space. You should discuss the anticipated timeline, estimated costs and how you plan to obtain funding.

9.   We note your disclosure that you have a verbal agreement with your supplier which you are formalizing in writing. Please disclose the material terms of this agreement including relevant payment, term and termination provisions.

Selling Shareholders, page 16

10.   Please disclose any position, office or other material relationship which any of the selling shareholders has had within the past three years with the company or any of its predecessors or affiliates. See Item 507 of Regulation S-K.

Signatures

11.   Please have the registration signed by your authorized representative in the United States. See Instruction 1 to Signatures on Form S-1.

Exhibit 5.1

12.   We note that the legal opinion states that the shares being registered for resale are "newly issued" and that "when issued" they will be duly and validly issued, duly authorized, fully paid and non-assessable. Because the shares being registered are already outstanding, the legal opinion should state that the shares are currently legally issued, fully paid and non-assessable. Please refer to Section II.B.2.h.of Staff Legal Bulletin No. 19 (October 14, 2011).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Alla Berenshteyn at (202) 551-3625 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Benjamin L. Bunker, Esq.
        The Bunker Law Group, PLLC